SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 30, 2002

MAXXAM GROUP HOLDINGS INC.
(Exact name of Registrant as Specified in its Charter)

Delaware
(State or other jurisdiction of incorporation)

333-18723
(Commission File Number)

76-0518669
(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 4. Changes in Registrant's Certifying Accountant.

The Audit Committee of MAXXAM Inc. ("MAXXAM") annually considers and recommends to the Board of Directors of MAXXAM the selection of the independent public accountants of the Company and its subsidiaries (other than Kaiser Aluminum Corporation). As recommended by the Audit Committee, the Board of Directors of MAXXAM on April 30, 2002, decided to no longer engage Arthur Andersen LLP ("Andersen") as its independent public accountants and engaged Deloitte & Touche LLP to serve as its independent public accountants effective immediately.

Andersen's reports on the consolidated financial statements of the registrant, MAXXAM Group Holdings Inc. (the "Company"), for the fiscal years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's fiscal years ended December 31, 2001 and 2000 and through the date hereof, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their reports on the Company's consolidated financial statements and schedule for such years; and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Andersen with a copy of the foregoing disclosures. Attached as Exhibit 16 is a copy of Andersen's letter stating its agreement with such statements.

During the Company's fiscal years ended December 31, 2001 and 2000 and through the date hereof, the Company did not consult Deloitte & Touche LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of the audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Item 7. Financial Statements and Exhibits.

(c)   Exhibits. The following exhibit is filed with this report:

Exhibit	Description
16	Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated May 2, 2002


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM GROUP HOLDINGS INC.
(Registrant)


Date: May 2, 2002   By: /s/ Bernard L. Birkel
                                                                       Bernard L. Birkel
                                                                       Secretary


EXHIBIT INDEX


Exhibit 16   Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated May 2, 2002